Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
January 27, 2006 at 10.00 am

AMER SPORTS CORPORATION: FRANKLIN'S HOLDING IN COMPANY EXCEEDS 5%

Pursuant the Finnish Securities Market Act (Section 2:9), Amer Sports Corporation has been notified that the total number of shares held by the mutual funds and separate accounts managed by the affiliated investment adviser of Franklin Resources Inc. represents 5.02% the Company's share capital and voting rights.

Amer Sports' capital consists of 71,467,710 shares in issu



AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.